Filed by: JDA Software Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: i2 Technologies, Inc.
Commission File No.: 000-28030
This filing contains forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “should” and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. These factors include but are not limited to: the unprecedented volatility in the global economy; the risk that the future business operations of i2 Technologies, Inc. (“i2”) will not be successful; the risk that we will not realize all of the anticipated benefits from our acquisition of i2; the risk that customer retention and revenue expansion goals for the i2 transaction will not be met and that disruptions from the i2 transaction will harm relationships with customers, employees and suppliers; the risk that we will not successfully raise adequate financing for the intended structure; the risk that if our intended financing structure is not successful that our alternative financing structure will not be successful; the risk that unexpected costs will be incurred; the outcome of litigation and regulatory proceedings to which we may be a party; actions of competitors; changes and developments affecting our industry; quarterly or cyclical variations in financial results; development of new products and services; interest rates and cost of borrowing; our ability to protect our intellectual property rights; our ability to maintain and improve cost efficiency of operations, including savings from restructuring actions; changes in foreign currency exchange rates; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters in the foreign countries in which we do business; reliance on third parties for manufacturing of products and provision of services; and other factors that are set forth in the “Risk Factors” section and other sections of our 2009 Annual Report on Form 10-K and i2’s 2009 Annual Report on Form 10-K filed with the Securities and Exchange Commission. Neither JDA Software Group, Inc. (“JDA”) nor i2 assumes any obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law.
This communication is being made in respect of the proposed transaction involving JDA and i2. In connection with the proposed transaction, JDA plans to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of JDA and i2 plan to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of JDA and i2. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by JDA and i2 through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the Registration Statement and Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC from JDA by directing a request to JDA Software Group, Inc., 14400 North 87th Street, Scottsdale, Arizona 85260, Attention: Investor Relations (telephone: (480) 308-3000) or going to JDA’s corporate website at www.jda.com, or from i2 by directing a request to i2 Technologies, Inc., One i2 Place, 11701 Luna Road, Dallas, Texas 75234, Attention: Investor Relations (telephone (469) 357-1000) or going to i2’s corporate website at www.i2.com.
JDA, i2 and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding JDA’s directors and executive officers is set forth in JDA’s proxy statement for its 2009 Annual Meeting of Stockholders, which was filed with the SEC on April 7, 2009, and Annual Report on Form 10-K filed with the SEC on March 13, 2009. Information regarding i2’s directors and executive officers is set forth in i2’s proxy statement for its 2009 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2009, and Annual Report on Form 10-K filed with the SEC on March 12, 2000. Additional information regarding the interests of such potential participants will be included in the Joint Proxy Statement/Prospectus and the other relevant documents filed with the SEC (when available).
Filed below is a presentation given to JDA investors on November 5, 2009 regarding JDA’s proposed acquisition of i2.

JDA to Acquire i2 Investor Conference Call November 5th, 2009 [Dial In and Webinar Information]

2 This presentation contains forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. The words "anticipate," "believe," "estimate," "expect," "intend," "will," "should" and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements reflect management's current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. These factors include but are not limited to: the unprecedented volatility in the global economy; the risk that the future business operations of i2 Technologies, Inc. ("i2") will not be successful; the risk that we will not realize all of the anticipated benefits from our acquisition of i2; the risk that customer retention and revenue expansion goals for the i2 transaction will not be met and that disruptions from the i2 transaction will harm relationships with customers, employees and suppliers; the risk that unexpected costs will be incurred; the outcome of litigation and regulatory proceedings to which we may be a party; actions of competitors; changes and developments affecting our industry; quarterly or cyclical variations in financial results; development of new products and services; interest rates and cost of borrowing; our ability to protect our intellectual property rights; our ability to maintain and improve cost efficiency of operations, including savings from restructuring actions; changes in foreign currency exchange rates; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters in the foreign countries in which we do business; reliance on third parties for manufacturing of products and provision of services; and other factors that are set forth in the "Risk Factors" section and other sections of our 2009 Annual Report on Form 10-K and i2's 2009 Annual Report on Form 10-K filed with the Securities and Exchange Commission. Neither JDA Software Group, Inc. ("JDA") nor i2 assumes any obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law. Forward-Looking Statements

3 Meeting Participants Hamish Brewer CEO JDA Pete Hathaway CFO JDA Jack Wilson CEO i2

4 4 4 4 4 4 Transaction Overview On November 4th, JDA signed a definitive purchase agreement to acquire i2 Technologies for $18.00 per share in cash and JDA stock1 Represents a diluted enterprise value of approximately $396mm Establishes JDA as the leading supply chain-focused software company Transaction scheduled to close in the first quarter 2010 Transaction expected to be accretive to Non-GAAP EPS in 2010 Structure achieves our goal of extremely high degree of certainty Pro Forma combined LTM revenues $617mm and adjusted EBITDA $179mm Includes approximately $20mm of anticipated pro forma net operating synergies (1) $18.00 per share value based on JDA's closing stock price as of Wednesday, November 4, 2009. The final mix between per share cash and JDA stock consideration is dependent upon the final transaction structure used and closing i2 and JDA equity share counts.

Transaction Structure

$18.00 in Cash & Stock Mix [1]

	Intended Structure	Alternative Structure
JDA will pay estimated cash and stock in exchange for each i2 share:	• $12.70/share cash • $5.30/share stock or 0.256x shares of JDA common stock [1]	• $6.00/share cash • $12.00/share stock or 0.580x shares of JDA common stock [1]
Cash funding from cash on hand plus:	• ~$275mm senior notes • Proceeds to be placed into escrow	• Backed by firm commitment for $120mm bank loan and $20mm revolver • Capped terms & no syndication risk • Proceeds to be placed in escrow
Other:	• Majority cash consideration • More accretive to JDA earnings	• Majority stock consideration

Both structures offer i2 shareholders a share in the combined company

Designed for deal certainty

By December 18th, JDA will communicate the definitive structure which will be presented to the i2 shareholders. Proxy will contain one proposal.

(1) $18.00 per share value based on JDA's closing stock price as of Wednesday, November 4, 2009. The final mix between per share cash and JDA stock consideration is dependent upon the final transaction structure used and closing i2 and JDA equity share counts.

5

6 Agenda About i2 Transaction Rationale Financial Review Q&A About JDA

7 7 7 7 7 Software Maintenance Services East 94.5 176.4 114 JDA Overview Leading end-to-end supply chain company Focused on retail, manufacturing, wholesale, distribution and services industries Market leadership in tier one and mid-market Global Presence 5,900 customers and 1,800 associates Customers in over 60 countries Broad based predictable revenues Approximately 46% of revenue is recurring 60-70% of license revenues come from existing customers No single customer represents more than 4% of revenues 91-92% maintenance retention in 2009 30% 46% 24% Operating Revenue Composition (LTM) Geographic Revenue Composition (LTM) Operating Cost Composition (LTM) 33% 27% 40% Asia US Europe East 0.092 0.704 0.204 S&M 16.9% of sales R&D 13.9% of sales G&A 9.9% of sales East 0.42 0.33 0.247 25% 33% 42% Operating Revenue Composition (LTM) Geographic Revenue Composition (LTM) Operating Cost Composition (LTM)

8 8 8 8 8 8 Experienced Acquiror Manugistics Acquisition in July 2006 - Instructive Case Study $242 million Enterprise Value Represented 1.4x LTM standalone revenue and 12.1x LTM standalone EBITDA Forecast $25-$30 million cost synergies - achieved $40 million synergies in 90 days Significant positive impact on pro forma combined scale and profitability JDA 2006 Manugistics Combined 2006 LTM EBITDA Growth JDA 3Q09 LTM EBITDA East 30 50 97.6 30 50 20 47.6 30 20 50 47.6 97.6 Adjusted EBITDA Created with Manugistics Acquisition ($mm)

9 9 9 9 9 9 Growing Sales in Tough Times JDA has performed well in the current economic environment with growing license sales Q108 Q208 Q308 Q408 Q109 Q209 Q309 East 76.5 73.4 81.5 92.8 88.1 100.2 94.5 30 50 20 47.6 30 20 50 47 97.6 Trailing 12 Month License Sales ($mm)

10 10 10 10 10 10 Strong, Consistent Cash Flows JDA has a proven track record of profitable operations and prudent fiscal management 7/1/2006 9/30/2006 12/31/2006 3/31/2007 6/30/2007 9/30/2007 12/31/2007 3/31/2008 6/30/2008 9/30/2008 12/31/2008 3/31/2009 6/30/2009 9/30/2009 Net Cash (Debt) -125 -80 -85 -60 -40 -20 -5 0 0 0 0 0 0 0 Cumulative CFFO 0 0 -5 20 40 60 80 100 130 148 125 160 180 200 20 47.6 30 20 50 47 97.6 ($ in millions)

11 11 11 11 11 11 Confirming JDA Guidance for 2009 Software License $43 $47 $86-90 Total Revenues $195 $202 $378-385 Adjusted EBITDA $49 $50 $94-95 Adjusted EPS $0.84 $0.86 $1.57-$1.59 2H09 Low End 2H09 Low End FY09 ($ in millions, except per share data)

12 Agenda About JDA Transaction Rationale Financial Review Q&A About i2

13 13 13 13 13 i2 Technologies Overview A leading supply chain planning company Unique combination of products, services, intellectual property and deep domain expertise Top 5 SCM vendor globally - 19 of the AMR Top 25 Global Supply Chains belong to i2 customers Blue chip customer base in key verticals Some of the largest, global enterprises with most complicated supply chains Market leadership across discrete manufacturing, high technology, automotive and other verticals Growing position in retail and consumer industries Strong financial attributes Approximately 70-80% of revenue is visible Significant backlog in all revenue segments Significant cash position with no debt 44% 33% 23% 37% 26% 37% Software Maintenance Services East 53 77 102 44% 33% 23% Operating Revenue Composition (LTM) Geographic Revenue Composition (LTM) Operating Cost Composition (LTM) Asia Americas Europe East 0.24 0.57 0.19 S&M 16% of sales R&D 12% of sales G&A 16% of sales East 0.37 0.26 0.16 37% 26% 37% Note: LTM as of 30-Sep-2009

14 14 Transaction Rationale i2 Perspective Opportunity to be a part of the world's largest supply chain company Largest collection of supply chain experts with deepest domain expertise The place to work for supply chain professionals Enhanced global scope and scale More dense geographic footprint for sales penetration and services delivery Significant synergy and cross-selling opportunities Deep commitment to customer value Unique combination of innovation and large scale commercialization Greater scale for specialization in managed services, on-demand and emerging delivery models

15 Transaction Rationale Agenda About JDA About i2 Financial Review Q&A

16 16 Retail (~4,500 Companies) Process Mfg (~17,000 Companies) Discrete Mfg (~17,000 Companies) Note: Company counts reflect JDA's estimate of the approximate Tier 1 and Tier 2 addressable market Completes Addressable Manufacturing Market

Creates a leading enterprise software company with a deep focus on Supply Chain Pro Forma combined Non-GAAP LTM EBITDA - $159mm before synergies Doubles addressable manufacturing market Creates a leading global supply chain focused services capability enabling full complement of 'as a service' offerings Complementary solutions and technologies which will be integrated into a seamless suite ~$20mm of identified, near-term annual net synergies Majority of synergies to be realized in first 2-3 quarters Deal structure delivers high degree of transaction certainty Consistent with JDA strategy JDA's scale provides the ideal platform from which to rapidly expand the market reach for i2 solutions Cross selling opportunities - 130 of 6,000+ joint customers Selling i2 in retail Selling JDA into discrete manufacturing Ideal Fit for JDA EPS Accretive in 2010 Transaction Rationale Supply Chain Leadership 17

18 18 18 18 18 18 Innovation Opportunities Long Term Growth Drivers Creates a unique supply chain solution offering that integrates all consumer-driven manufacturers with retailers Establishes leadership position in global transportation solutions market Rapidly expands platform of service based offerings On Demand capabilities Managed Services Largest global supply chain focused services capability Comprehensive multi-year solutions integration roadmap will be developed Leveraging common technologies and rapid synergies Complementary platforms

19 19 19 19 19 19 Ease of Integration Common Values Deep domain Supply Chain experts Customer focused businesses Focus on leading edge innovation Industry leading associate retention Complementary Planning and Optimization solutions Complementary Markets Common Strategy for India Based Center of Excellence JDA CoE in Hyderabad will be supplemented with i2 base in Bangalore Maintain 2 locations as one logical center of excellence

20 20 20 20 20 20 Durable, Comprehensive Value Proposition Establishes JDA as a market leader in Supply Chain Rapid integration to achieve benefits for customers, associates and shareholders Proven combined value proposition underscores cross-selling opportunity 130+ common customers Accretive transaction Conservative leverage maintains strong balance sheet +

21 Agenda Financial Review About JDA About i2 Transaction Rationale Q&A

22 22 22 22 22 22 22 Purchase Price Overview Note: LTM revenue and EBITDA as of Sept 30, 2009 (1) $18.00 per share value based on JDA's closing stock price as of Wednesday, November 4, 2009. The final mix between per share cash and JDA stock consideration is dependent upon the final transaction structure used and closing i2 and JDA equity share counts. (2) Illustrative settlement value based on change of control premium on face value and accrued dividends. Purchase of i2 Equity ($18.00 per share)(1) $ 434.4 Plus: Retirement of i2 2.5% Convertible Preferred(2) 121.7 Gross Acquisition Cost $ 556.1 Less: Available i2 Cash at Transaction Close (Estimated) 160.0 Net Acquisition Cost = Enterprise Value $ 396.1 i2 LTM Revenue Enterprise Value / LTM Revenue $ 231.8 1.7 x i2 LTM EBITDA Enterprise Value / LTM EBITDA $ 61.2 6.5 x ($ in millions)

23 Estimated Transaction Sources & Uses Sources Sources Available Cash from JDAS and ITWO (at close) $255 JDAS Equity 290 Term Loan 120 Total Sources $665 Uses Uses Purchase of ITWO Equity(1) $434 Retirement of ITWO Convertible Preferred(2) 122 Various Transaction Costs(3) 32 Assumed Cash to Opening Balance Sheet 77 Total Uses $665 (1) Includes1.2mm for warrants which are assumed at close. (2) Illustrative settlement value based on change of control premium on face value of Convertible Preferred and accrued dividends. (3) Including financing related costs, restructuring and advisor and legal fees. Sources Sources Available Cash from JDAS and ITWO (at close) $255 JDAS Equity 129 Senior Notes 275 Total Sources $659 Uses Uses Purchase of ITWO Equity(1) $434 Retirement of ITWO Convertible Preferred(2) 122 Various Transaction Costs(3) 35 Assumed Cash to Opening Balance Sheet 68 Total Uses $659 Alternate Structure Intended Structure ($ in millions)

24 24 24 24 24 24 JDA i2 Combined Total Revenues $385 $232 $617 Total EBITDA (Pre-Synergies) $98 $61 $159 EBITDA Synergies (Net of Dis-synergies)(1) $20 Pro Forma EBITDA with Net Synergies $179 Total EBITDA Margin (Pre-Synergies) 25.8% EBITDA Synergies (Net of Dis-synergies)(1) 3.1% Pro Forma EBITDA Margin with Net Synergies 28.9% Pro Forma Operating Statistics JDA i2 JDA + i2 Pro Forma Combined LTM Operating Stats (September 30, 2009) ($ in millions) (1) Reflects operating expense savings and some revenue dis-synergies.

25 25 25 25 25 25 Cash(2) $68 $77 Fully Committed Term Loan - $120 Senior Notes $275 - Total Debt / EBITDA(3) 1.73x 0.75x Net Debt / EBITDA(3) 1.30x 0.27x Pro Forma Credit Statistics (1) $18.00 per share value based on JDA's closing stock price as of Wednesday, November 4, 2009. The final mix between per share cash and JDA stock consideration is dependent upon the final transaction structure used and closing i2 and JDA equity share counts. (2) Assumed at transaction close. (3) LTM EBITDA as of 9/30/2009; excludes stock-based comparison and synergies. Intended Structure(1) Alternate Structure ($ in millions)

26 26 26 26 26 26 Significant Increase In Scale Note: LTM as of Sep 30, 2009 JDA i2 Combined East 384.9 231.8 616.7 + JDA i2 Combined East 94.5 52.7 148 + JDA i2 Combined East 176.4 76.8 253.2 + JDA i2 Combined East 114 102.3 216.3 + Total Revenues (LTM) Software Revenues (LTM) Maintenance Revenues (LTM) Services Revenues (LTM) ($ in millions)

27 27 27 27 27 27 Significant Anticipated Cost Synergies ~$20 million in Near-Term Net Cost Synergies

28 28 28 28 28 28 Pro Forma Growth in Profitability + ($ in millions) LTM Ending as of 30-Sep-2009 (1) Reflects operating expense savings and some revenue dis-synergies.

29 29 29 29 29 29 Summary of Anticipated Financial Benefits Significantly Increases Scale Expands revenues and EBITDA by over 60% on an LTM basis Positive Financial Impact Accretive to first-year EPS Margin expansion with ~$20mm of near-term net EBITDA synergies Significant deferred tax assets Conservative Capital Structure Less than 2.0x maximum leverage (under Intended Structure) Incremental Business Opportunity Enhanced market presence expands competitive opportunities Larger addressable market through complementary verticals Significant cross-selling / up-selling opportunities across 6,000+ customers A leader in Supply Chain Planning & Execution across Manufacturing / Retail Sectors

30 Financial Review Agenda Q&A About JDA About i2 Transaction Rationale

31 Rule 425 Statement In connection with the proposed transaction involving JDA and i2, JDA plans to file with the Securities and Exchange Commission (the "SEC") a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of JDA and i2 plan to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of JDA and i2. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by JDA and i2 through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the Registration Statement and Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC from JDA by directing a request to JDA Software Group, Inc., 14400 North 87th Street, Scottsdale, Arizona 85260, Attention: Investor Relations (telephone: (480) 308-3000) or going to JDA's corporate website at www.jda.com, or from i2 by directing a request to i2 Technologies, Inc., One i2 Place, 11701 Luna Road, Dallas, Texas 75234, Attention: Investor Relations (telephone (469) 357-1000) or going to i2's corporate website at www.i2.com. JDA, i2 and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding JDA's directors and executive officers is set forth in JDA's proxy statement for its 2009 Annual Meeting of Stockholders, which was filed with the SEC on April 7, 2009, and Annual Report on Form 10-K filed with the SEC on March 13, 2009. Information regarding i2's directors and executive officers is set forth in i2's proxy statement for its 2009 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2009, and Annual Report on Form 10-K filed with the SEC on March 12, 2000. Additional information regarding the interests of such potential participants will be included in the Joint Proxy Statement/Prospectus and the other relevant documents filed with the SEC (when available).